Exhibit 2

                                 PERDIGAO S. A.
                           CNPJ-MF 01.838.723/0001-27
                                 PUBLIC COMPANY


             MINUTES OF THE SEVENTEENTH EXTRAORDINARY MEETING OF THE
                               BOARD OF DIRECTORS



DATE, PLACE AND TIME: January 21, 2003, at 11:00 a.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolute Majority of the Members. ON
MOTION: Eggon Joao da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) CAPITAL INCREASE OF PERDIGAO AGROINDUSTRIAL S/A: The board of directors, jointly with the audit committee have decided to authorize an increase of the capital stock of its wholly owned subsidiary, Perdigao Agroindustrial S.A., by means of the transfer of the total share equity held by Perdigao S.A. in the capital stock of Perdigao Overseas S. A., the value of which shall be based on the balance sheets of Perdigao Overseas
S. A., recorded in the books of the Company and ratified by an Accounting Valuation Report issued by a reputable company. The Board of Directors resolved also to authorize the Company Executive Board to take all the legal and beaurocratic measures required for this purpose. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon Joao da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Carlos Eduardo da Silva Bessa; Sebastiao Jose Martins Soares; Biramar Nunes de Lima; Pedro Augusto Nardelli Pinto; Eliane Aleixo Lustosa; Antonio Carlos Valente da Silva (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0)1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 91).


                           NEY ANTONIO FLORES SCHWARTZ
                                    SECRETARY